Exhibit 99.1

Cazoo Announces Fourth Quarter and Full Year 2022 Financial Results

FY 2022 record revenue of £1.25bn
120,000+ cars sold entirely online since launch

Significant further improvement to Retail GPU performance

●	Record FY 22 revenue of £1.25bn (+91% YoY) and UK Retail units of 65,366 (+88% YoY)
●	Retail GPU materially improving quarter-on-quarter in 2022 to £596 in Q4 (+156% YoY)
●	FY 22 Adjusted EBITDA of -£254m (2021: -£168m) due to investment in driving growth
●	Strong cash reserves of £258m and ~£75m of self-financed inventory as at end Dec 22
●	Reconfirming FY 23 guidance with record Retail GPU of ~£950 per unit expected in Q1

London and New York, March 30, 2023 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), the UK’s leading independent online car retailer, which makes buying and selling a car as simple as ordering any other product online, today announces its financial results for the fourth quarter and the year ended December 31, 2022.

Alex Chesterman OBE, Founder & CEO of Cazoo commented, “I am incredibly proud of everything the team at Cazoo has achieved since launch. The past three years have shown that there is a significant appetite for buying and selling cars online and that our proposition is resonating strongly with consumers, having now sold over 120,000 cars entirely online in the UK.

“We delivered 91% revenue growth in FY 22 to a record £1.25bn with continued Retail GPU improvement in every quarter from Q1 22, despite the challenging macroeconomic environment. We further developed our in-house reconditioning capabilities to support record retail sales of 65,366 units and continued to grow our direct car buying channel, with around half of all cars we retail now coming from this channel, diversifying our buying mix and supporting our Retail GPU growth.

“During the year we made a number of important strategic decisions to change gear from fast-paced growth to focus on improving our unit economics in the near term. I am very encouraged by the pace of the team’s delivery in rightsizing our headcount and operational footprint which we have now completed in order to drive higher margins going forward.

“Our Retail GPU continues to accelerate with further material quarter-on-quarter improvement during the first quarter of this year and is expected to be at a record level of around £950/unit for Q1 23. We are driving significant efficiency gains across buying, reconditioning and logistics and continue to invest in technology, which is the backbone of our platform and operations.

“The outcome of the strategic review of our European business was a decision to exit mainland Europe, which we have now largely completed, and to focus on the core UK opportunity with its approximately 7 million used car transactions worth around £100bn per year.

“We have an immensely talented and ambitious team who are laser-focused on our three key priorities for 2023 which are to further improve our unit economics, optimize our fixed cost base and maximize our cash runway. We are reconfirming our 2023 guidance with an expectation to finish the year with cash reserves of £110m-£130m, stronger than we had previously indicated. The market opportunity for Cazoo is enormous and we are laying the foundations to achieve profitable growth in the future.”

Summary Result

(Unaudited)

	Year ended December 31,				Three months ended December 31,
	2022	2021	Change		2022	2021	Change
Vehicles Sold	85,035	49,461	+72%		20,697	15,933	+30%
Retail	65,366	34,718	+88%		17,849	8,701	+105%
Wholesale	19,669	14,743	+33%		2,848	7,232	(61)%
Revenue (£m)[1]	1,249	655	+91%		318	229	+39%
Retail (£m)[1]	1,104	516	+114%		299	149	+101%
Wholesale (£m)	117	103	+13%		14	69	(80)%
Other (£m)	28	37	(22)%		6	11	(45)%
UK Retail GPU (£)[2]	403	427	(6)%		596	233	+156%
Gross Profit (£m)	20	23	(13)%		4	1	+300%
Gross Margin (%)	1.6%	3.6%	(2.0	)ppts	1.3%	0.5%	+0.8	ppts
Loss for the year (£m)[3]	(704)	(544)	+30%
Adj. EBITDA (£m)[4,5]	(254)	(168)	+51%
Adj. EBITDA Margin (%)[4,6]	(20.3)%	(25.6)%	+5.3	ppts
Cash and cash equivalents (£m)	258	193	+34%

[1]	‘Retail revenue’ excludes £2 million of sales in 2022 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (2021: £17 million). Retail revenue also comprises ancillary products, including financing and warranty. These amounts were previously included in “Other sales”. In 2022, “Other sales” comprises revenue from walk-in servicing, subscription services, third-party reconditioning and the provision of data services. The comparatives for 2021 have been restated for consistency.

[2]	UK Retail GPU (Gross Profit per Unit) is derived from UK retail and ancillary product revenues, divided by UK retail units sold (net of returns).

[3]	2022 Loss for the year includes a non-cash impairment charge of £299 million largely related to actions taken in the Revised Business Plans, a fair value gain of £199 million on the Convertible Notes and embedded derivative, a fair value gain of £47 million on the warrants and foreign exchange loss of £52 million. 2021 Loss for the year included a non-cash IFRS 2 expense of £241 million as a result of the business combination (the “Business Combination”) with Ajax I (“Ajax”).

[4]	“Adjusted EBITDA” is defined as loss for the year from continuing operations adjusted for tax, finance income, finance expense, depreciation, amortization and impairment of intangible assets, share-based payment expense, fair value movement in Convertible Notes and embedded derivative, fair value movement in warrants and foreign exchange movements and exceptional items which do not relate to our core operations.

[5]	For a reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”) see the section titled “Adjusted EBITDA Reconciliation”.

[6]	Adjusted EBITDA margin represents the ratio of Adjusted EBITDA to revenue.

FY 2022 Financial and Strategic highlights

●	Record revenues of £1,249 million, up 91% YoY despite challenging economic environment
●	Retail units sold up 88% to 65,366 demonstrating strong consumer uptake of our proposition
●	Retail GPU of £403 with QoQ improvements driven by improved buying & reconditioning
●	Expansion of direct car buying channel is delivering improved car mix & better unit economics
●	Strategic decisions announced on Business Realignment & withdrawal from mainland Europe
●	Sector-leading consumer feedback with Trustpilot rating of 4.5* and 87% of reviews being 5*

Fourth Quarter 2022 Financial and Strategic highlights

●	Strong growth in revenue to £318 million (2021: £229 million) with continued strong demand
●	Sequential improvement in Retail GPU to £596 (£488 in Q3) through operational efficiencies
●	Sold businesses in Italy & Spain; winding down remaining operations in Germany & France

YTD 2023 Financial and Strategic highlights

●	Jan-Feb 23 retail unit volumes & revenues in line with expectations, Retail GPU at around £900
●	Further material improvement to Retail GPU expected to be around £950/unit for Q1 23
●	Headcount and operational footprint rightsizing largely complete as part of Revised 2023 Plan
●	Effective 1 April, Alex Chesterman continues in role of Executive Chairman; Paul Whitehead takes on role of Chief Executive Officer and Jonathan Dunkley becomes Chief Operating Officer

Cash flow and liquidity

●	Strong cash reserves: Cash and cash equivalents of £258 million as of December 31, 2022 (December 31, 2021: £193 million)
●	Self-financed inventory: ~£75 million as of December 31, 2022
●	FY 22 Adjusted EBITDA outflow of £254 million due to continued investment in growth (2021: outflow of £168 million)
●	FY 22 net operating cash outflow of £250 million (2021: £556 million outflow) includes loss from discontinued operations of £186 million (2021: £14 million loss) and a cash inflow of £122 million from working capital largely due to a reduction in inventory as we wound down our mainland European operations and improved inventory turn in the UK (2021: £336 million working capital outflow driven by investment in inventory and subscription vehicles)
●	During 2023 a further unwind of inventory expected in line with planned lower unit sales and an exit from the subscriptions business
●	FY 22 net capital expenditure of £43 million (2021: £44 million) on PPE and technology
●	Cash outflow of £48 million on acquisitions and business disposals (2021: outflow of £191 million) as we commenced our mainland European exit following the Strategic Review
●	Net proceeds of £16 million (2021: £0 million) from sale and leasebacks and lease modifications
●	Issued $630 million of convertible notes to an investor group led by Viking Global Investors
●	Interest and lease payments of £48 million driven by the issuance of Convertible Notes and growth in leasehold properties and transporters (2021: £23 million)
●	Net increase in cash and cash equivalents for the year of £54 million (2021: £50 million net decrease)

Company outlook

Outlook for 2023:

●	50,000-60,000 total unit sales, of which 40,000-50,000 (2022: 65,366) Retail units
●	Full-year Retail GPU approaching £1,200 (2022: £403)
●	2023 Retail GPU exit rate approaching £1,500
●	Adjusted EBITDA of (£100) million to (£120) million (2022: Adjusted EBITDA of (£254) million)
●	Cash & cash equivalents at the end of 2023 of £110 million-£130 million (2022: £258 million)

We reiterate the guidance provided in the Business Performance Update on March 7, 2023 and the preliminary results announcement on January 18, 2023 and provide further details on the progress delivered to-date on the Revised 2023 Plan.

In 2022, we demonstrated our ability to buy and sell cars online at significant scale and consolidated our resources on the UK market. We also saw steady progression in our Retail GPU up to £596 by Q4 2022. Having proven our ability to grow, in the current economic environment we believe it is prudent to focus on further improving our unit economics, reducing our fixed cost base and maximising our cash runway.

Our Revised 2023 Plan aims to rapidly improve the unit economics of our business. To enable this, we have reset our 2023 top line ambitions to 40,000-50,000 UK retail units (total units of 50,000-60,000, the balance being made up by wholesale units). At the same time, we continue to focus on driving ancillary revenue opportunities. We have consolidated our operations by reducing the number of vehicle preparation and customer centers, making our logistics network more efficient, which is expected to result in significant fixed cost savings.

By executing on these concrete actions of rebalancing our vehicle purchases towards higher demand models, with a higher proportion coming through the margin-accretive direct car buying channel, and rationalizing our operational footprint, we are confident in our ability to turn inventory faster and deliver higher margins. We expect to see further sequential improvement in Retail GPU quarter-on-quarter approaching £1,500 by the end of 2023 and full-year Retail GPU approaching £1,200, which is expected to result in improved adjusted EBITDA of (£100) million to (£120) million for 2023. We anticipate ending the year with a stronger balance of cash and cash equivalents of £110 million-£130 million (against our previous guidance of over £100 million) in addition to c.£15-25 million of self-funded retail inventory, following the expected conclusion of the wind-down of the subscriptions business. We remain on track to achieve our goal of reaching profitability, without the need to raise further external funding until H2 2024.

The UK used car market with its approximately 7 million used car transactions a year worth around £100bn annually is the largest in Europe. Digital penetration remains materially below almost all other retail sectors and we believe that our market leading platform, brand, team and infrastructure position us well to realise our ambition of achieving a 5% or greater share of the UK used car market over time.

Conference Call

Cazoo will host a conference call today, March 30, 2023, at 8 a.m. ET. Investors and analysts interested in participating in the call are invited to dial 1-877-704-6255, or for international callers, 1-215-268-9947. A webcast of the call will also be available on the investor relations page of the Company’s website at

https://investors.cazoo.co.uk.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE and is a publicly traded company (NYSE: CZOO).

Contacts

Investor Relations:

Cazoo: Anna Gavrilova, Head of Investor Relations, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the winddown of operations in mainland Europe, the revised 2023 plan, and other cost-saving initiatives; (2) realizing the benefits expected from the business combination (the “Business Combination”) with Ajax I; (3) reaching and maintaining profitability in the future; (4) global inflation and cost increases for labor, fuel, materials and services; (5) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (6) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (7) availability of credit for vehicle and other financing and the affordability of interest rates; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) achieving our long-term growth goals; (13) acquiring and integrating other companies; (14) acquiring and protecting intellectual property; (15) attracting, training and retaining key personnel; (16) complying with laws and regulations applicable to Cazoo’s business; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Reports on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on June 9, 2022 and September 8, 2022 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Cautionary Statement Regarding Preliminary Results

The financial results for the three months and full year ended December 31, 2022 and for the two months ended February 28, 2023 in this presentation are preliminary, unaudited and represent the most recent current information available to Cazoo’s management. Preliminary financial results are subject to risks and uncertainties, many of which are not within Cazoo’s control. Cazoo’s actual results as of and for the three months and the full year ended December 31, 2022 and as of and for the three months ended March 31, 2023 may differ from these estimated financial results, including due to the completion of its financial closing procedures, final adjustments that may arise between the date of this presentation and the time that financial results as of and for the three months and the full year ended December 31, 2022 and as of and for the three months ended March 31, 2023 are finalized, and such differences may be material. In addition, these financial results do not reflect important limitations, qualifications and details that will be included in the financial results as of and for the full year ended December 31, 2022, to be included in a Report on Form 20-F to be filed with the SEC, and as of and for full year ended December 31, 2022 and as of and for the three months ended March 31, 2023 to be included in a Report on Form 6-K to be filed with the SEC. The preliminary results included herein have been prepared by, and are the responsibility of, Cazoo’s management. Cazoo’s independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to this information. Accordingly, Cazoo’s independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

Non-IFRS Financial Measures

This release includes certain financial measures not based on IFRS, including Adjusted EBITDA and Adjusted EBITDA Margin (together, the “Non-IFRS Measures”)

In addition to Cazoo’s results determined in accordance with IFRS, the Company believes that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information for management and investors to assess the underlying performance of the business as they remove the effect of certain non-cash items and certain charges that are not indicative of Cazoo’s core operating performance or results of operations. Cazoo believes that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating Cazoo’s ongoing operating results and trends and because it provides consistency and comparability with past financial performance. However, Cazoo’s management does not consider non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as loss for the period from continuing operations. Some of the limitations of Adjusted EBITDA and Adjusted EBITDA Margin include that they do not reflect the impact of working capital requirements or capital expenditures and other companies in Cazoo’s industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently, or use a different accounting standard such as U.S. GAAP, which limits their usefulness as comparative measures. Cazoo urges investors to review the reconciliation of Adjusted EBITDA to loss for the period from continuing operations included below, and not to rely on any single financial measure to evaluate its business.

Adjusted EBITDA is defined as loss for the year from continuing operations adjusted for tax, finance income, finance expense, depreciation, amortization and impairment of intangible assets, share-based payment expense, fair value movement in Convertible Notes and embedded derivative, fair value movement in warrants and foreign exchange movements, and exceptional items which do not relate to our core operations.

Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Unaudited)

For the year ended:

	Dec 31-22	Dec 31-21[1]	Change
	£‘m	£‘m	£‘m
Continuing operations
Revenue[2]	1,249	655	593
Cost of sales	(1,228)	(632)	(596)
Gross profit	20	23	(3)

Marketing expenses	(63)	(63)	-
Selling and distribution expenses	(96)	(54)	(42)
Administrative expenses	(530)	(219)	(311)
Loss from operations	(668)	(313)	(356)

Net finance expense	(51)	(4)	(47)
Other income and expenses[3]	194	(214)	408
Loss before tax	(525)	(531)	6

Tax credit	7	2	5
Loss for the year from continuing operations	(518)	(529)	11

Loss for the year from discontinued operations	(186)	(14)	(172)

Loss for the year	(704)	(544)	(160)

[1]	The 2021 comparatives have been restated to show the EU segment as a discontinued operation.
[2]	Revenue excludes £2 million of sales in 2022 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (2021: £17 million).
[3]	Other income and expenses includes fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements.

ADJUSTED EBITDA RECONCILIATION

(Unaudited)

Reconciliation of loss for the year from continuing operations to adjusted EBITDA

	Dec 31-22	Dec 31-21
	£‘m	£‘m
Loss for the year	(704)	(544)
Loss for the year from discontinued operations	186	14
Loss for the year from continuing operations	(518)	(529)

Adjustments:
Tax credit	(7)	(2)
Finance income	(2)	(0)
Finance expense	53	5
Depreciation	45	26
Amortization and impairment of intangible assets[1]	319	36
Share-based payment expense	44	44
IFRS 2 expense on the Listing (non-cash)	-	241
Fair value movement in Convertible Notes and embedded derivative, fair value movement in warrants and foreign exchange movements	(194)	(27)
Exceptional items[2]	7	39
Total adjustments	264	362

Adjusted EBITDA	(254)	(168)

[1]	Amortization and impairment of intangible assets includes a non-cash impairment charge of £299 million largely related to actions taken in the Company’s Revised Business Plans.
[2]	Exceptional items of £7 million include restructuring costs of £6 million with the remainder primarily related to transaction costs incurred on the acquisition of brumbrum.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited)

As at:

	Dec 31-22	Dec 31-21
	£‘m	£‘m
Assets
Non-current assets
Property, plant and equipment	123	181
Right-of-use assets	119	92
Intangible assets and goodwill	16	262
Trade and other receivables	7	10
	264	545
Current assets
Inventory	233	365
Trade and other receivables	56	78
Cash and cash equivalents	246	193
Assets held for sale[1,2]	66	-
	601	635
Total assets	865	1,180

Liabilities
Current liabilities
Trade and other payables	68	79
Loans and borrowings	178	181
Convertible Notes and embedded derivative	1	-
Lease liabilities	29	19
Provisions	27	-
Liabilities directly associated with the assets held for sale[1]	40	-
	342	279
Non-current liabilities
Loans and borrowings	4	68
Convertible Notes and embedded derivative	348	-
Warrants	1	43
Lease liabilities	89	72
Provisions	9	8
	450	190
Total liabilities	792	469

Net assets	73	711

Equity
Share capital, share premium and merger reserve	1,347	1,323
Retained earnings	(1,279)	(611)
Foreign currency translation reserve	5	(2)

Total equity	73	711

[1]	The German subscription business, Cluno, is presented as a disposal group held for sale.
[2]	Assets held for sale include cash and cash equivalents of £12 million.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

For the year ended:

	Dec 31-22	Dec 31-21
	£‘m	£‘m
Cash flows from operating activities:
Loss for the year	(704)	(544)

Tax credit	(10)	(6)
Net finance expense	55	5
Depreciation and amortization and impairment of intangible assets	380	65
Share-based payment expense	44	44
IFRS 2 expense on the Listing (non-cash)	-	241
Fair value movement in Convertible Notes and embedded derivative, fair value movement in warrants and foreign exchange movements	(194)	(27)
Movement in provisions	32	-
Other adjustments to reconcile loss for the year to operating cash flow	22	-
Operating cash flow	(375)	(221)
Working capital movements	122	(336)
Interest and tax credit received	3	-
Net cash used in operating activities	(250)	(556)

Cash flows from investing activities:
Purchases and disposals of property, plant and equipment	(25)	(29)
Purchases and development of intangible assets	(18)	(14)
Acquisition of subsidiaries, net of cash acquired and deferred consideration paid	(39)	(191)
Disposal of subsidiaries, net of cash disposed	(10)	-
Proceeds from sale and leasebacks and lease modifications	16	-
Net cash used in investing activities	(76)	(235)

Cash flows from financing activities:
Net proceeds from Convertible Notes	460	-
Net proceeds from the Listing	-	626
Vehicle financing activities	(33)	138
Interest paid	(19)	(4)
Lease payments and other financing activities	(28)	(19)
Net cash from financing activities	380	741

Net increase/(decrease) in cash and cash equivalents	54	(50)

Cash and cash equivalents at the beginning of the year	193	244
Net foreign exchange difference	11	(1)

Cash and cash equivalents at the end of the year	258	193